Blue Valley Ban Corp.
11935 Riley
Overland Park, KS 66225-6128

December 4, 2013

Via Edgar
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Blue Valley Ban Corp.
Registration Statement on Form S-1
File No. 333-1919158 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Blue Valley Ban Corp. (the “Company”) hereby requests that the effective date of the Registration Statement be accelerated so that it will be declared effective as of 3:00, Eastern Time, on December 6, 2013, or as soon thereafter as practicable.

In connection with this request for acceleration, the Company hereby acknowledges that:

•
should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to   delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the public offering of the securities covered by the Registration Statement.

It would be appreciated if, as soon as the Registration Statement has become effective, you would so inform Steven Carman by telephone at (816) 983-8153.

Very truly yours,

BLUE VALLEY BAN CORP.

By: /s/ Robert D. Regnier
Name: Robert D. Regnier
Title:   President and Chief Executive Officer